WILLKIE FARR & GALLAGHER LLP
787 Seventh Avenue
New York, NY 10019
June 7, 2010
Mail Stop 3010
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
     Attn: Mr. Tom Kluck
               Branch Chief
Re:	Orion Futures Fund L.P. (the “Partnership”) Form 10-K for the fiscal year ended December 31, 2009 File No. 000-50271
Ladies and Gentlemen:
     On behalf of the firm’s client, Ceres Managed Futures LLC, the general partner of the Partnership (the “General Partner”), I am submitting this letter in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) comment letter dated May 26, 2010 (the “Letter”) to the General Partner. The General Partner responded to the Staff’s first comment letter dated September 17, 2009 by a letter filed via EDGAR dated November 23, 2009. The following responses are numbered to correspond to the numbering of the Letter. For your convenience, the Staff’s comments are indicated in italics, followed by the General Partner’s response.
Results of Operations, page 23
1.	We note your response to comment 9 in our letter dated September 17, 2009. You indicated in your response that in future filings, you would include disclosure about the fees accrued and paid during the disclosed periods, including professional fees and other expenses, among others. We are unable to locate your disclosure regarding professional fees and other expenses in your Form 10-K for the fiscal year ended December 31, 2009. Please advise.
     Disclosure regarding professional fees and other expenses, inadvertently omitted from the Form 10-K, has been filed herewith on a Form 10-K/A.
* * * *

Mr. Tom Kluck
June 7, 2010

A copy of the Partnership’s “Tandy” letter is included with the filing. Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8833 or Anthony Geron of this office at (212) 728-8510.
Very truly yours,
/s/ Gabriel Acri
Gabriel Acri
cc:	Jennifer Magro Rita M. Molesworth